Exhibit 99.3

Key Financial Performance Indicators

Revenue

Our revenue is primarily derived from real estate business including condominium renovation, and real estate development, and hotel management and accommodation business.

Occupancy rate

The occupancy rate is calculated by dividing the number of rooms utilized by the total number of rooms available. The Company utilizes revenue per available room as a key performance indicator.

Average daily rate

The average daily rate is calculated by dividing the total sales by the number of rooms utilized. We set the hotel room rates based on a number of factors, including local market conditions with reference to room rates set by competitors, recent occupancy rates, and seasonal occupancy fluctuations.

Cost of revenue

Our cost of revenue is primarily comprised of the costs to purchase units, construction costs, and capitalized interests.

Gross profit and gross profit margin

Gross profit is the difference between our revenue and cost of sales. Gross profit margin is the profit expressed as a percentage of revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses are primarily comprised of personnel costs for general corporate functions and sales and marketing staff, brokerage fees, advertising expenses, taxes and dues, and outsourcing fees.

Operating profit and operating profit margin

Operating profit is the difference between our revenue and cost of revenue and selling, general and administrative expenses. Operating profit margin is the profit margin as a percentage of revenues.

Other income (expenses)

Other income (expense) is comprised of interest expenses and other income (expenses), in which, from time to time, we have non-recurring, non-operating gains and losses that are reflected through other income (expense).

A. Operating Results

Results of Operations

Comparison of Results of Operations for the Six Months Ended September 30, 2025 and 2024

The following table sets forth our statements of operations for the six months ended September 30, 2025 and 2024:

(in thousands, except change % data)	Six Months Ended September 30,			Change (2025 vs 2024)
	2025($)	2025(¥)	2024(¥)	¥	YoY %
Revenue:
Real estate	64,190	9,498,243	9,627,373	(129,130)	-1.3%
Hotel	4,340	642,236	579,914	62,322	10.7%
Others	1,243	183,909	311,181	(127,272)	-40.9%
Total revenue	69,773	10,324,388	10,518,468	(194,080)	-1.8%
Cost of revenues	(54,936)	(8,128,849)	(8,768,666)	639,817	-7.3%
Gross profit	14,837	2,195,539	1,749,802	445,737	25.5%
Selling, general and administrative expenses	(8,863)	(1,311,386)	(1,077,092)	(234,294)	21.8%
Operating income	5,974	884,153	672,710	211,443	31.4%
Interest expenses	(853)	(126,237)	(109,535)	(16,702)	15.2%
Other income, net	36	5,301	5,871	(570)	-9.7%
Net income before tax	5,157	763,217	569,046	194,171	34.1%
Income tax expense	(1,817)	(268,798)	(199,891)	(68,907)	34.5%
Net income	3,340	494,419	369,155	125,264	33.9%

Occupancy rate		70.8%	68.2%	2.6%	3.9%

Average daily rate		21,377	19,573	1,804	9.2%

Revenues

Revenues decreased by JPY120,130 thousand or 1.3% year-over-year to JPY10,324,388 thousand ($69,773 thousand) in the six months ended September 30, 2025 from JPY10,518,468 thousand in the six months ended September 30, 2024. The decrease was primarily driven by the following factors:

●	Revenue from real estate decreased by JPY129,130 thousand, mainly due to the decrease in the number of units sold. 22 units were sold in the renovated condominium in the six months ended September 30, 2025, compared 30 units sold in the six months ended September 30, 2024. The decrease in sales of renovated condominium was partially offset by an increase in sales of real estate development primarily due to the sales of new projects completed in the six months ended September 30, 2025.

●	Revenue from hotel accommodation services increased by JPY62,322 thousand, mainly due to the higher occupancy rates which increased from 68.2% in the six months ended September 30, 2024 to 70.8% in the six months ended September 30, 2025, and the higher average daily rates which increased from JPY19 thousand (approximately $130) in the six months ended September 30, 2024 to JPY21 thousand (approximately $140) in the six months ended September 30, 2025.

Cost of Revenues

Cost of revenues decreased by JPY639,817 thousand or 7.3% year-over-year to JPY8,128,849 thousand ($54,936 thousand), which reflects the lower direct costs associated with the lower revenue during the six months ended September 30, 2025.

Gross Profit and Gross Profit Margin

Gross profit was JPY2,195,539 thousand ($14,837 thousand) during the six months ended September 30, 2025, compared to JPY1,749,802 thousand during the six months ended September 30, 2024. Gross profit margin was 21.3% during the six months ended September 30, 2025, compared to 16.6% during the six months ended September 30, 2024.

Selling, General and Administrative Expenses (“SG&A expenses”)

SG&A expenses increased by JPY234,294 thousand or 21.8% year-over-year to JPY1,311,386 thousand ($8,863 thousand), primarily due to:

●	The increase in outsourcing fee an increase company related expense due to being a public entity which was not the case during the same period last year.

●	The increase in stock-based compensation expenses as we granted a new performance-based equity program using Performance Share Units during the six months ended September 30, 2025.

●	The increase in directors’ remuneration due to the appointment of new directors and an increase in the average number of directors during the six months ended September 30, 2025, compared to the average number during the six months ended September 30, 2024.

Interest expenses

Interest expenses increased by JPY16,702 thousand or 15.2% year-over-year from JPY109,535 thousand to JPY126,237 thousand ($853 thousand), resulted from the higher average loan balance during the six months ended September 30, 2025.

Other Income, net

Other income was JPY5,301 thousand ($36 thousand) during the six months ended September 30, 2025 compared to JPY5,871 thousand during the six months ended September 30, 2024 and remained relatively at the same level.

Net Income

As a result of the foregoing, the net income was JPY494,419 thousand ($3,340 thousand) during the six months ended September 30, 2025, compared to JPY369,155 thousand during the six months ended September 30, 2024.

B. Liquidity and Capital Resources

Cash Flows/Liquidity

Cash flows for the six months ended September 30, 2025 and 2024

As of September 30, 2025 and March 31, 2025, we had cash of JPY1,161,203 thousand ($7,848 thousand) and JPY2,120,515 thousand, respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations and, when needed, borrowing from financial institutions. We expect that our working capital will be sufficient to fund our operating expenses and cash obligations for at least the next 12 months, although our ability to continue as a going concern depends upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing. In the long-term, or beyond the next 12 months, we plan to finance our operations primarily through cash from operating activities, borrowing from financial institutions, private placement of capital stock, and/or other available equity financings, depending upon market conditions, among other considerations. We have no other material unused source of liquidity.

(in thousands)	Six Months Ended September 30, 2025		Six Months Ended September 30, 2024
	(US$)	(JPY)	(JPY)
Cash flows from operating activities:
Net income	3,341	494,419	369,155
Depreciation and amortization	289	42,794	50,249
Amortization of debt issuance costs	218	32,222	34,665
Stock-based compensation expenses	275	40,649	-
Deferred income taxes	160	23,644	95,736
Provision of allowance for credit losses	(61)	(9,004)	-
Changes in operating assets and liabilities:	-
Decrease in trade notes and accounts receivable, net	276	40,783	51,518
(Increase) decrease in inventories, net	(9,624)	(1,424,090)	1,339,815
(Increase) decrease in consumption taxes receivable	(890)	(131,631)	22,899
(Increase) decrease in prepaid expenses	(1,319)	(195,177)	12,795
(Increase) in advances to vendors	(63)	(9,313)	(42,793)
Decrease (increase) in leasehold and guarantee deposits	479	70,831	(7,875)
(Increase) decrease in long-term prepaid expenses	(2,745)	(406,129)	125
Increase in accounts payables	257	38,018	943
Increase (decrease) in accrued expenses	243	35,893	(100,303)
Increase in income taxes payable	49	7,196	42,200
(Decrease) in contract liabilities	(1,085)	(160,601)	(59,719)
Increase in deposits received	194	28,773	12,060
Other, net	(405)	(59,989)	71,689
Net cash flows (used in) provided by operating activities	(10,411)	(1,540,712)	1,893,159

Cash flows from investing activities:
Purchase of short-term investments	(203)	(30,064)	(118,000)
Proceeds from sales of short-term investments	378	55,880	73,800
Purchases of property, plant and equipment, net	(707)	(104,682)	(32,745)
Purchases of software	(17)	(2,584)	(15,963)
Purchases of long-term investments	-	-	(270,000)
Purchases of investments in capital	(22)	(3,270)	(1,220)
Other, net	-	-	(77)
Net cash flows used in investing activities	(571)	(84,720)	(364,205)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	(140)	(20,681)	127,254
Borrowings from long-term loans	48,528	7,180,708	4,633,208
Repayments for long-term loans	(40,756)	(6,030,730)	(6,728,724)
Proceeds from issuance of bonds	338	50,000	-
Redemption of bonds	(193)	(28,620)	(24,640)
Payments for finance leases	(28)	(4,216)	(4,148)
Payment for debt issuance costs	(463)	(68,504)	(15,304)
Payments for dividends	(532)	(78,703)
Payments of listing expenses	(2,243)	(331,966)	(100,180)
Net cash flows provided by (used in) financing activities	4,511	667,288	(2,112,534)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8)	(1,168)	2,830
Net (decrease) in cash and cash equivalents	(6,479)	(959,312)	(580,750)
Cash and cash equivalents at the beginning of period	14,331	2,120,515	1,218,241
Cash and cash equivalents at the end of period	7,848	1,161,203	637,491

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	1,888	279,310	255,293
Cash paid for taxes	1,762	260,665	67,666
Cash refund for taxes	6	884	3,348

Operating Activities

Net cash used in operating activities decreased from the cash inflow of JPY1,893,159 thousand during the six months ended September 30, 2024 to the cash outflow of JPY1,540,712 thousand ($10,411 thousand) during the six months ended September 30, 2025. The decrease was primarily due to the increase in inventories and long-term prepaid expenses in the six months ended September 30, 2025.

Investing Activities

Net cash used in investing activities decreased from the cash outflow of JPY364,205 thousand during the six months ended September 2024 to the cash outflow of JPY84,720 thousand ($571 thousand) during the six months ended September 30, 2025. The decrease was primarily due to the long-term investment we acquired in the six months ended September 30, 2024 which was a non-recurring activity and did not happen in the six months ended September 30, 2025.

Financing Activities

Net cash provided by financing activity increased from the cash outflow of JPY2,112,534 thousand during the six months ended September 30, 2024 to the cash outflow of JPY667,288 thousand ($4,511 thousand) during the six months ended September 30, 2025, mainly due to the increase in borrowing from long-term loans.